THE ACACIA GROUP LOGO
7315 Wisconsin Avenue Bethesda, MD  20814 (301) 280-1000
--------------------------------------------------------------------------------

June 22, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     Acacia National Life Insurance Company
        Separate Account III CIK No. 0001077651
        Request for Withdrawal of Registration Statement on Forms S-6 and N-8B-2 File No. 333-71465

Dear Sirs:

Please withdraw what was captioned as Pre-Effective Amendment No. 1, filed on Forms S-6 and N- 8B-2 via EDGAR, and accepted on January 29, 1999. The file was assigned a number of 333-71465.

The reason we are requesting withdrawal of this filling is that it purports to be a registration statement for Acacia National Life Insurance Company Separate Account III ("Separate Account III"). However, no Form N-8A or Form N-8B-2 was ever filed with the Securities and Exchange Commission on behalf of Separate Account III.

Ameritas Life Insurance Corp. ("Ameritas") performs administrative services for Acacia National Life Insurance Company ("Acacia") following the merger of the upstream holding companies of each, Ameritas and Acacia. With the timing of the initial registration, Ameritas did not review the filing made January 29th. For business reasons, Acacia has now decided to offer the survivorship policy which was the subject of the January 29, 1999 filing through an existing Acacia separate account, Acacia National Variable Life Insurance Company Separate Account I ("Separate Account I"). The initial registration relating to the survivorship policy through Separate Account I was filed with the SEC on June 18, 1999.

Accordingly we are requesting withdrawal of the January 29, 1999 filing.

The registrant requests withdrawal, pursuant to Rule 477(a) under the Securities Act of 1933, of what was captioned as Pre-Effective Amendment No. 1.

Sincerely,

/s/Robert-John H. Sands

Robert-John H. Sands
Senior Vice President, Corporate Secretary and General Counsel

RJHS:llw